Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eyedetec Medical, Inc
9000 Crow Canyon Road, Ste # S348
Danville, CA 94506-1175
http://www.eyedetec.com

Up to $1,234,996.24 in Series Seed Preferred Stock at $3.88
Minimum Target Amount: $14,996.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Eyedetec Medical, Inc
Address: 9000 Crow Canyon Road, Ste # S348, Danville, CA 94506-1175
State of Incorporation: DE
Date Incorporated: August 31, 2010

Terms:

Equity

Offering Minimum: $14,996.20 | 3,865 shares of Series Seed Preferred Stock
Offering Maximum: $1,234,996.24 | 318,298 shares of Series Seed Preferred Stock
Type of Security Offered: Series Seed Preferred Stock
Purchase Price of Security Offered: $3.88
Minimum Investment Amount (per investor): $496.64

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed Preferred stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series Seed Preferred stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are an investor or advisor in Eyedetec Medical, you are eligible for additional 5% bonus shares.

Combo/Avid Investor Perk

Early Bronze — Invest $500+ (minimum investment) within the first two weeks and receive 3% bonus shares

Early Silver — Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Gold — Invest $2,500+ within the first two weeks and receive 7% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 9% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 12% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive + 2% bonus shares

Tier 2 Perk — Invest $5,000+ and receive + 3% bonus shares

Tier 3 Perk — Invest $10,000+ and receive + 5% bonus shares + 30-min Zoom call with the founder & CEO - 10% product discount on all orders over the next 6 months**

Tier 4 Perk — Invest $25,000+ and receive + 10% bonus shares + 30-min Zoom call with the founder & CEO - 10% product discount on all orders over the next 6 months**

Tier 5 Perk — Invest $50,000+ and receive + 15% bonus shares + 1-hour Zoom call with the founder & CEO - 10% product discount on all orders over the next 6 months**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Only for ophthalmologists and optometrists

The 10% StartEngine Owners' Bonus

Eyedetec Medical, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred stock at $3.88 / share, you will receive 110 shares of Series Seed Preferred stock, meaning you'll own 110 shares for $388. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Eyedetec Medical, Inc. ("Eyedetec Medical" "Eyedetec" or the "Company") is a C-Corp organized under the laws of the state of Delaware.

Eyedetec Medical is a pioneering healthcare company focused on addressing Chronic Dry Eye Disease (DED) with innovative solutions. Led by President and CEO Barry J. Linder, MD, MS, the company has developed ELM™, one of the first physician-prescribed therapy devices designed for both in-office and at-home use. Not yet available for sale, the ELM™ can offer a spa-like treatment for DED, targeting the root cause, Meibomian Gland Dysfunction (MGD), through gentle heating, vibration, and neuro-modulation. The device can be personalized by the eye care provider to patients' ocular anatomy, providing immediate relief and rapid improvement in DED signs. Backed by compelling clinical evidence and a commitment to better business and better medicine, Eyedetec Medical seeks to reimagine dry eye therapy, aiming for commercialization in mid-2024.

All intellectual property is owned directly by Eyedetec Medical, Inc which includes 1 utility patent with 4 published patents pending, and an additional 2 patent applications filed.

Litigation Summary

Eyedetec Medical settled a contract dispute with a manufacturer, which resulted in Eyedetec Medical agreeing to pay a balance over the course of 18 months, beginning on April 3, 2023. The balance is expected to be resolved as of September 3, 2024. No proceeds from the offering will be used for the purpose of paying the remaining balance.

In 2011, the Company was involved in an Intellectual Property ("IP") dispute with Ocugiene, Inc. for an alleged IP infringement. As part of a settlement agreement with Ocugiene, Inc., the Company agreed to pay the settlement fee and was granted an unlimited, perpetual, non-exclusive license to the IP. The IP contemplated in the settlement agreement is specific to the Company's existing EyeGiene product.

Competitors and Industry

Competitors

The competitive landscape may include various in-office therapies like Lipiflow (JnJ), iLux (Alcon), Intense Pulsed Light, Xiidra, and Restasis. These solutions are characterized by issues such as significant cost, invasiveness, the need for repeat treatments, and inconvenience. Eyedetec Medical aims to differentiate itself by introducing ELM™, a physician-prescribed at-home therapy device designed to provide an affordable, effective, and convenient solution for DED, specifically targeting Meibomian Gland Dysfunction (MGD).

Industry

The Dry Eye Disease Market is projected to reach $5.497 billion by 2031, growing at a CAGR of 8.5% from 2024 to 2031. This presents an opportunity for Eyedetec Medical to help the more than 44 million people in the U.S. suffering from dry eye disease. Of these 44 million people, only about 1 million patients are being treated.

Current Stage and Roadmap

Current Stage

Eyedetec recently filed its 510K with the FDA. The company's intellectual property portfolio includes 1 utility patent with 4 published patents pending, and an additional 2 patent applications filed. In 2023, Eyedetec participated in The Winning Pitch Challenge and was selected to present at the Ophthalmology Innovation Summit (OIS) XIII in December 2023.

Future Roadmap

Eyedetec Medical intends to have a second clinical study, finalize a cost reduction plan, obtain 510K approval, and scale up production for additional products. The company plans to launch its product, ELM™, in mid-2024, positioning it as one of the first physician-prescribed therapy devices for at-home treatment of Chronic Dry Eye Disease (DED), particularly targeting Meibomian Gland Dysfunction (MGD). The roadmap includes a strategic focus on commercialization, partnerships, and addressing unmet needs in the DED market.

The Team

Officers and Directors

Name: Barry J Linder

Barry J Linder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & CEO, Chairman of the Board, Director
  Dates of Service: August, 2010 - Present
  Responsibilities: Chairman of the BOD and responsible for all operations. Salary: $150,000. Will be providing sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: Cognigenics, Inc.
  Title: Member of Board of Directors & Chief Medical Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Provide guidance to the CEO

Name: Ronald Dennis Linder

Ronald Dennis Linder's current primary role is with UniqueTek, Inc. Ronald Dennis Linder currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2010 - Present
  Responsibilities: Oversee operations and engineering. Equity: founder stock + options

Other business experience in the past three years:

- Employer: UniqueTek, Inc
  Title: CEO
  Dates of Service: November, 2003 - Present
  Responsibilities: Manage and direct overall company operations, including engineering, marketing, sales, inventory control, accounting, etc

Name: LyeSum T Linder

LyeSum T Linder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director & Assistant
  Dates of Service: August, 2010 - Present
  Responsibilities: I provide governance input via the BOD, and general administrative assistance. Salary: $24,000, Options: 257,500

Name: James Lyle Dippo

James Lyle Dippo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2010 - Present
  Responsibilities: Providing R&D input and Patent prosecution assistance. No Salary. Options: 101,500

Name: Anselm Leung

Anselm Leung's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2010 - Present
  Responsibilities: Director; Equity: Options: 120,000

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Series Seed Preferred should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family

members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series Seed preferred stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed preferred stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new

products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 4 patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Eyedetec Medical Contract Dispute
Eyedetec Medical settled a contract dispute with a manufacturer, which resulted in Eyedetec Medical agreeing to pay a balance over the course of 18 months, beginning on April 3, 2023. The balance is expected to be resolved as of September 3, 2024. No proceeds from the offering will be used for the purpose of paying the remaining balance.

Eyedetec Medical Intellectual Property ("IP") Dispute
In 2011, the Company was involved in an Intellectual Property ("IP") dispute with Ocugiene, Inc. for an alleged IP infringement. As part of a settlement agreement with Ocugiene, Inc., the Company agreed to pay the settlement fee and was granted an unlimited, perpetual, non-exclusive license to the IP. The IP contemplated in the settlement agreement is specific to the Company's existing EyeGiene product.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Barry J. Linder (Stock Option Grants that are unexercised)	557,000	Common Stock	14.4%
Barry J. Linder, Trustee for the Barry J. and LyeSum T. Linder Family Trust	400,000	Common Stock	10.36%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Convertible Notes 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 318,298 of Series Seed Preferred Stock.

Common Stock

The amount of security authorized is 7,300,000 with a total of 3,917,060 outstanding.

Voting Rights

One vote per share.

Material Rights

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein

Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except to the extent required by applicable law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Stock Options

The amount outstanding includes 895,000 shares to be issued pursuant to stock options issued in relation to the Company's 2008 Stock Plan.

The amount outstanding includes 490,000 shares to be issued pursuant to stock options, reserved but unissued, in relation to the Company's 2008 Stock Plan.

The amount outstanding includes 1,381,554 shares to be issued pursuant to stock options issued in relation to the Company's 2019 Stock Plan.

The amount outstanding includes 80,506 shares to be issued to stock options, reserved but unissued, in relation to the Company's 2019 Stock Plan.

Series Seed Preferred Stock

The amount of security authorized is 2,025,000 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed Prefered Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Holders of Preferred Stock, designated as "Series Seed Preferred Stock," have certain material rights, including:

Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of the applicable series of Preferred Stock. The "Original Issue Price" shall mean with respect to the Series Seed Preferred Stock, $3.88 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation Preferences

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full

Conversion Rights

Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" applicable to the Series Seed Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed Preferred Stock. Each such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

Please see Exhibit F of the Offering Memorandum to the Form C for a complete breakdown of material rights and preferences associated with the Company's Series Seed Preferred Stock.

Convertible Notes 2023

The security will convert into Series seed preferred and the terms of the Convertible Notes 2023 are outlined below:

Amount outstanding: $4,100,000.00
Maturity Date: December 31, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing of $1M

Material Rights

There are no material rights associated with Convertible Notes 2023.

What it means to be a minority holder

As a minority holder of Series Seed Preferred stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $4,100,000.00

Use of proceeds: Startup Funds
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue:

Revenue for fiscal year 2021 was $362,367.00 compared to $411,720.00 in fiscal year 2022. The increase in revenue can be attributed to the absence of a sales resource in the company, resulting in no significant change in EyeGiene sales.

Cost of Sales:

Cost of Sales for fiscal year 2021 was $180,311.00 compared to $120,112.00 in fiscal year 2022. The decrease in cost of sales is mainly due to no significant changes, with differences influenced by available inventory and cash basis accounting in QuickBooks.

Gross Margins:

Gross margins for fiscal year 2021 were $182,056.00 compared to $291,608.00 in fiscal year 2022. There was no significant change in gross margins, with the explanation being cash basis accounting and the amount of EyeGiene goods in inventory.

Historical results and cash flows:

Our company is primarily in the research and development (R&D) stage, with a focus on innovation. While the majority of our operations revolve around R&D, we currently have one commercial product, the EyeGiene product, designed for mild dry eye disease (www.eyegiene.com). The ELM, another product, has been submitted to the FDA and is undergoing design enhancements for manufacturability. We anticipate its launch in the second half of 2024.

We are currently generating revenue, mainly from the sales of EyeGiene and deposit payments for ELM exclusivity with a distribution partner in the Asia-Pacific region.

The historical cash flows of our company are not indicative of future expectations. Once we receive FDA clearance to market and sell the ELM, we anticipate significant revenue growth.

The primary sources of cash generation for our company in the past include a small amount from EyeGiene sales, exclusivity payments for ELM, and investments in the form of Convertible Notes.

One specific goal related to our company's financial results and cash flows in the future is to enter the market with our novel ELM technology for treating moderate to severe dry eye disease, leading to increased revenue. Additionally, obtaining marketing clearance in the Middle East (UAE, KSA, Qatar, Bahrain) for EyeGiene and entering the Asian Pacific market with both EyeGiene and ELM through our distribution partner will further boost revenues. Lastly, having our own sales resources in the US is expected to contribute to increased EyeGiene sales.

We could face difficulties in increasing production, maintaining product quality, and expanding into new areas. Upfront costs in production and marketing could strain our finances before revenues increase. Additionally, unexpected regulatory costs and delays may arise after FDA approval.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Eyedetec has approximately $650K cash on hand from deposit payments made by our Asia-Pacific distribution partner.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this crowdfunding campaign will ensure that we move forward into marketing of the ELM rapidly following FDA clearance of our 510(k) submission for ELM. The funds from the raise are critical to our strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The viability of the company is closely linked to the funds raised from the crowdfunding campaign. While there is flexibility to adjust expenses by delaying the market entry of ELM, this would significantly impact the strategy for rapid market entry, as all funding for this round is anticipated from the crowdfunding campaign. Concurrently, the company continues to sell EyeGiene and is exploring business development opportunities with several companies. The percentage of necessary funds from the StartEngine crowdfunding campaign is dependent on the success of these potential business deals. In a scenario where these deals do not materialize and only $1M is raised on StartEngine, the crowdfunding funds would constitute 60% of the total funds, calculated as $1M out of a combined $1.65M (which includes $0.65M of currently available funds).

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum amount through the crowdfunding campaign will allow the company to proceed with key activities such as the market entry of ELM in the second half of 2024, design for manufacturability, expansion of the IP portfolio, and the publication of additional clinical data. This funding is expected to sustain the company for at least one year. However, the minimum amount is considered negligible, and in case of not achieving the higher target of over $1M, the company would need to revise its strategy. This revision would involve seeking additional business development opportunities to increase EyeGiene sales or potentially sell the EyeGiene product line, with discussions already underway with two interested parties. If the crowdfunding campaign fails to meet its target, the company would need to restructure its timeline and expenses, potentially slowing down or halting ELM design activities, and reducing patent expenses. Nonetheless, with the current funds, the company would complete the ongoing clinical study of ELM and address any further inquiries from the FDA regarding the ELM 510(k) submission.

How long will you be able to operate the company if you raise your maximum funding goal?

With a successful raise of greater than $1M, we anticipate we will be able to finish our ongoing clinical study, respond to all 510(k) queries from the FDA, finalize our design for manufacturing plan, and develop market traction data with ELM in the second half of 2024. We expect operations to continue for more than one year, considering Eyedetec's current average monthly expenses are ~$90K. There are significant monthly fluctuations, and as described above, much is discretionary based on the goals to be achieved.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, Eyedetec does not have a definitive plan to raise additional capital. However, should the need arise, the company expects to have achieved significant milestones including receiving its 510(k) clearance, expanding its intellectual property, and developing marketing and sales data. These advancements would position the company to seek strategic investments from potential distribution partners. Additionally, a successful raise of over $1M would enable Eyedetec to complete its ongoing clinical study, respond to all queries from the FDA regarding the 510(k), finalize its design for manufacturing plan, and develop market traction data with ELM in the second half of 2024. The company's current average monthly expenses are around $90K, although there is significant fluctuation in these expenses. Much of this spending is discretionary and is adjusted based on the specific goals and milestones Eyedetec aims to achieve.

Indebtedness

- Creditor: Convertible Notes 2023
  Amount Owed: $4,100,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023
  Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 8% accrued annually. The current maturity date for the convertible notes is December 31, 2023. The outstanding convertible note investment is $4.1 million with $1.5 million in accrued interest.

- Creditor: SBA Loan
  Amount Owed: $140,284.00
  Interest Rate: 3.75%
  Maturity Date: January 01, 2050
  SBA Loan - The Company entered into a loan agreement with the U.S. Small Business Administration, SBA, on August 7, 2020. in the amount of $137,500. Installment payments, including principal and interest, of $670 monthly, began twelve (12) months from the date of the note. The interest rate is 3.75% per annum and accrues only on funds actually advanced from the date(s) of each advance. The loan's maturity date is 30 years from the date of the note. The Note's outstanding balance as of December 31, 2022 was $140,284, with the current portion being $2,884.

- Creditor: Shareholder Notes
  Amount Owed: $125,519.00
  Interest Rate: 0.5%
  Shareholder Notes - The Company has four promissory notes with shareholders, as mentioned in Note 3. Interest rates on the loans are all equal to Prime plus .5% simple interest computed on the basis of a 360-day year. As of December 31, 2022, the loans are all payable on demand.

Related Party Transactions

- Name of Entity: Shareholder Notes
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the year ended December 31st, 2022, the Company had outstanding shareholder promissory notes in the amount of $125,519
  Material Terms: Shareholder Notes - The Company has four promissory notes with shareholders. Interest rates on the loans are all equal to Prime plus .5% simple interest computed on the basis of a 360-day year. As of December 31, 2022, the loans are all payable on demand.

Valuation

Pre-Money Valuation: $15,198,192.80

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has no Preferred Stock outstanding;

(ii) all outstanding options with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $4,100,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Eyedetec Medical's pre-money valuation was calculated by combining the value of the Company's current business with the anticipated value of its international business. Please see below for a breakdown of this calculation.

The Value of the Company's Current Business

We believe the value of the Company's current business can be calculated using a revenue multiplier on our 2022 revenue. When deciding the revenue multiplier to use, we researched acquisitions of companies with similar stages of development in the dry-eye technology industry. We narrowed down our list of comparables and analyzed the acquisitions of Tear Science, Inc. (Lipiview & Lipiflow) and Tear Film Innovation, Inc. (iLux). Tear Science was acquired by Johnson & Johnson at a revenue multiplier of 17x, whereas Tear Film Innovation, Inc. was acquired by Alcon at a revenue multiplier of 28x.

To value the Company's current business, which generated revenues of $411,720 in 2022, the Company applied a revenue multiplier equaling the Tear Film Innovation acquisition, 28x. We did this because Tear Film Innovation's acquisition by Alcon represents a more relevant benchmark for our valuation due to its more recent transaction date and the closer alignment of its product offering and market positioning with our company's focus in the dry-eye technology sector. This higher multiplier reflects the premium placed on innovative solutions and market growth potential within the industry, making it a more accurate measure of our company's current and future value.

Applying a 28x revenue multiplier to our 2022 financials, we arrived at a current business valuation of $11,528,160, which is directly factored into the Company's $15,198,192.80 pre-money valuation for this Reg. CF offering.

The Value of the Company's International Distribution Agreements

We believe the value of our current business does not capture the value of the Company's expanding international business and related distribution agreements. Specifically, Eyedetec Medical's product, EyeGiene, has agreements in place to facilitate the Company's expansion into Asia-Pacific and the Middle East. For the following reasons, the Company attributes $3,670,032.80 of its $15,198,192.80 pre-money valuation to the anticipated value of its international business.

To arrive at the $3,670,032.80 value, the Company discounted the projected value of the minimum sale agreements over the course of three years, assuming FDA 510(k) clearance is achieved. To maintain exclusivity, these contracts require minimum annual sales. Over the first 3 years of full sales, based on the minimum agreement (meaning all registrations have been accomplished), the total projected aggregate value is ~$18M.

Regarding the agreements to cover 8 countries in the Middle East, including UAE, Kingdom of Saudi Arabia, Kuwait, Qatar, and Bahrain. Eyedetec is working through registrations in each of the countries and/or territories.

Taking into consideration the projected aggregate ~$18M minimum purchase requirements, and research conducted on the industry, the Company discounted the $18M figure to arrive at a present value of $3,670,032.80, which is directly factored into the Company's $15,198,192.80 pre-money valuation for this Reg. CF offering.

The Company's 510(k) for its anticipated ELM product has been submitted and is now pending. We believe submitting the 510(k) was a critical step towards having a commercially ready product. Based on our analysis, this is a key metric that strategists consider before making an offer to acquire companies or product lines. We believe this step not only advances the product's regulatory status but also further justifies our ability to attribute a present value to projected company achievements.

Conclusion

In conclusion, Eyedetec Medical's valuation is influenced by combining the value of the Company's current business ($11,528,160) with the discounted value of the Company's international business agreements ($3,670,032.80) to arrive at a pre-money valuation of $15,198,192.80 for this offering.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,996.20 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,996.24, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Operations
  60.0%
  The company plans to use 60% of funds for a second clinical study, finalizing a cost reduction plan, obtaining 510K approval

- Research & Development
  20.0%
  The company plans to use 20% of funds towards expanding our patent portfolio in US and internationally

- Working Capital
  14.5%
  The company plans on using 14.5% of funds towards scaling up production for additional products. Eyedetec will engage sales professionals to launch the ELM in H2 2024. We will in addition expand our product portfolio with another product that is currently in the engineering prototype stage.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.eyedetec.com (http://www.eyedetec.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eyedetecmedical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eyedetec Medical, Inc

[See attached]

Eyedetec Medical, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2021 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

EYEDETEC MEDICAL, INC. STATEMENT OF FINANCIAL POSITION 4

EYEDETEC MEDICAL, INC. STATEMENT OF OPERATIONS 6

EYEDETEC MEDICAL, INC. STATEMENT OF CASH FLOWS 7

EYEDETEC MEDICAL, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY 9

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 10

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 11

NOTE 3 – RELATED PARTY TRANSACTIONS 14

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 15

NOTE 5 – LIABILITIES AND DEBT 15

NOTE 6 – EQUITY 15

NOTE 7 – SUBSEQUENT EVENTS 16

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Eyedetec Medical, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 6, 2023

EYEDETEC MEDICAL, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2,022	**2,021**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	301,838	407,228
Accounts Receivable	40,118	17,385
Inventory- China	31,948	25,958
Inventory- Danville	19,407	13,294
Other current asset	2	-
Total Current Assets	393,313	463,865
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	-	-
Patent & Trademarks	58,049	58,049
Total Non-Current Assets	58,049	58,049
TOTAL ASSETS	451,362	521,914
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	347,100	282,260
Shareholder Loans	125,519	125,519
Current Portion of Long Term Debt	318,866	295,233
Deferred Revenue	250,000	-
Sales Tax Payable	235	235
Other Liabilities	-	-
Total Current Liabilities	1,041,720	703,247
Non-Current Liabilities:		
Notes Payable - SBA	137,400	137,400
Investor/Convertible Loans	3,790,504	3,564,137
Accrued Interest	1,547,638	1,547,638
Total Non-Current Liabilities	5,475,542	5,249,175
TOTAL LIABILITIES	6,517,262	5,952,422
EQUITY		

Common Stock	150,000	150,000
Preferred Stock	-	-
Additional Paid in Capital	25,000	25,000
Accumulated Deficit	(6,240,900)	(5,605,508)
Total Equity	(6,065,900)	(5,430,508)
TOTAL LIABILITIES AND EQUITY	451,362	521,914

EYEDETEC MEDICAL, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2,022	**2,021**
Revenue	***411,720***	***362,367***
Product Sales	392,804	346,473
Refunds/Returns	(60)	37
Freight/Handling	22,065	17,781
Discounts	(3,089)	(1,924)
Cost of Revenue	***120,112***	***180,311***
COGS- Product Cost	99,914	173,717
COGS- Shipping & Handling	20,198	6,594
Gross Profit	***291,608***	***182,056***
Operating Expenses		
Advertising and Marketing	58,294	44,115
General and Administrative	833,987	699,957
Payroll Expenses	26,123	22,894
Interest Expense		297,399
Rent and Lease	27,525	16,515
Total Operating Expenses	945,929	1,080,880
Operating Income (loss)	(654,321)	(898,824)
Other Income:		
Other Income	**8,507**	**15,000**
Interest Income	49	185
Other - Vendor Refund	10,373	360
Total Other Income	18,929	15,545
Other Expense:	-	-
Other Expense	-	-
Interest Expense		
Other	-	31
Total Other Expense	-	31
Earnings Before Income Taxes	(635,392)	(883,310)
Provision for Income Tax Expense/(Benefit)	-	***800***
Net Income (loss)	(635,392)	(884,110)

EYEDETEC MEDICAL, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2,022	**2,021**
OPERATING ACTIVITIES		
Net Income (Loss)	(635,392)	(884,110)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Amortization	-	-
Accounts Payable and Accrued Expenses	64,840	3,710
Accrued Liabilities	-	
Inventory	(12,103)	(13,000)
Accounts Receivable	(22,733)	240
Prepaids	-	-
Deferred Tax Asset		
Deferred Revenue	250,000	-
Other	(2)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	280,002	(9,050)
Net Cash provided by (used in) Operating Activities	(355,390)	(893,160)
INVESTING ACTIVITIES		
Equipment	-	-
Furniture & Fixtures	-	31
Leasehold Improvements		
Trademark	-	-
Net Cash provided by (used by) Investing Activities	-	31
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	-
Debt Issuances	250,000	841,540
Payments on Debt	-	-
Dividends Paid	-	-

Net Cash provided by (used in) Financing Activities	250,000	841,540
Cash at the beginning of period	407,228	458,817
Net Cash increase (decrease) for period	(105,390)	(51,589)
Cash at end of period	301,838	407,228

EYEDETEC MEDICAL, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/21	508,500	150,000	25,000	(4,721,398)	(4,546,398)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(884,110)	(884,110)
Ending Balance 12/31/2021	508,500	150,000	25,000	(5,605,508)	(5,430,508)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(635,392)	(635,392)
Ending Balance 12/31/2022	508,500	150,000	25,000	(6,240,900)	(6,065,900)

Eyedetec Medical, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Eyedetec Medical, Inc ("the Company") was formed in Delaware on August 31th, 2010. The Company plans to earn revenue by developing medical devices to treat evaporative dry eye disease. The Company's headquarters is in Danville, California. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business.. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $407,228 and $301,838 in cash and cash equivalents as of December 31, 2021 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling eyecare medical devices to customers. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:			
	Total Options	**Weighted Average Exercise Price**	**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2021	542,500	0.5	$ 271,250
Granted			
Exercised			
Expired/canceled			
Total options outstanding, December 31, 2021	542,500	0.5	$ 271,250
Granted			
Exercised			
Expired/canceled			
Total options outstanding, December 31, 2022	542,500	0.5	$ 271,250
Options exercisable, December 31, 2022	542,500	0.5	$ 271,250

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
0.5	647,777	06/30/2023

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:				
	Shares	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term (in years)**	**Aggregate Intrinsic Value in $**
Outstanding at January 1, 2021	288,277	0.5	-	144,139
Grants	105,000	0.5	-	52,500
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2021	393,277	0.5	-	196,639
Grants	254,500	0.5	-	127,250
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2022	647,777	0.5	-	323,889
Vested and expected to vest at December 31, 2022	647,777	0.5	-	323,889
Exercisable at December 31, 2022	647,777	0.5	-	323,889

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2022, the Company had outstanding shareholder promissory notes in the amount of $125,519. See note 5 for details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 8% accrued annually. The current maturity date for the convertible notes is December 31, 2023. The outstanding convertible note investment is $4.1 million with $1.5 million in accrued interest.

SBA Loan - The Company entered into a loan agreement with the U.S. Small Business Administration, SBA, on August 7, 2020. in the amount of $137,500. Installment payments, including principal and interest, of $670 monthly, began twelve (12) months from the date of the note. The interest rate is 3.75% per annum and accrues only on funds actually advanced from the date(s) of each advance. The loan's maturity date is 30 years from the date of the note. The Note's outstanding balance as of December 31, 2022 was $140,284, with the current portion being $2,884.

Shareholder Notes - The Company has four promissory notes with shareholders, as mentioned in Note 3. Interest rates on the loans are all equal to Prime plus .5% simple interest computed on the basis of a 360-day year. As of December 31, 2022, the loans are all payable on demand.

Shareholder	Amount	Accrued Interest	Total
Anselm Leung	41,000	32,385	73,385
Barry Linder	23,300	25,321	48,621
James Dippo	1,000	756	1,756
Ronald Linder	1,000	757	1,757
	66,300	59,219	125,519

NOTE 6 – EQUITY

The Company has authorized 2,000,000 of common shares with a par value of $0.0001 per share. 508,500 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 6, 2023 the date these financial statements were available to be issued.

The Company issued $100k in convertible notes accruing interest at 8% due December 31, 2023.

The Company issued 43,000 shares from its equity investment plan bringing the total plan options outstanding to 690,777 of the authorized 731,030 pool.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF EYEDETEC MEDICAL

Chronic Dry Eye Therapy Reimagined

Eyedetec Medical seeks to bridge the gap in dry eye treatment with its anticipated product, ELM™, a treatment device clinically proven to help relieve chronic dry eye symptoms.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


EYEdetec
Chronic Dry Eye Therapy
REIMAGINED
*The ELM has been submitted to the FDA for marketing clearance and is not currently available for sale.

$0 Raised

REASONS TO INVEST

- ELM™ is a personalized, physician-prescribed therapy device, designed for in-office and then at-home use to treat the root cause of dry eyes. Backed by positive clinical results, ELM™ can offer a long-term solution!
- Eyedetec is addressing the Dry Eye Disease Market, expected to reach $5.497B by 2031. Dry eye affects 44M+ Americans & ELM™ offers a convenient, effective, & affordable solution for a market with a huge unmet need.*
- Led by Barry J. Linder, MD, MS & backed by an experienced management team and advisory board of renowned experts with over 150+ years of experience in the medical field, based on clinical studies, Eyedetec can deliver innovation you can trust.

*Source / Source

Get Equity
$3.88 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$496.64	$15.2M

THE PITCH

Effective, Affordable, Convenient Dry Eye Treatment



EYEdetec

BRIDGING THE DRY EYE DISEASE (DED) TREATMENT GAP

Specifically targeted to **treat the root cause of DED**, particularly Meibomian Gland Dysfunction (MGD).

**The ELM device pictured above is not yet available, pending U.S. FDA clearance.*

Eyedetec Medical is on a mission to improve patient lives through an effective, affordable, and convenient dry eye treatment through our anticipated new device: ELM™, the Eye Lipid Mobilizer. The ELM can be prescribed and personalized to each patient's anatomy by eye care professionals. ELM™ can tackle the root cause of dry eyes with warmth and vibrations, delivering a soothing patient experience. Initially intended as an in-office treatment, we expect the ELM™ device can then be taken home for continued use for just 15 minutes a day.

Led by Dr. Barry Linder, MD, MS, we have an accomplished management team and notably, nine of the top dry eye experts in the country representing both ophthalmology and optometry, serving as our scientific advisory board. Forget messy eye drops and costly and inconvenient visits to the doctor, invest in the company we believe is poised to bring relief to millions of Dry Eye sufferers with ELM™.

THE PROBLEM & OUR SOLUTION

Eyedetec Medical Tackles the Root of Chronic Dry Eye

THE PROBLEM

From soreness, redness, fluctuating vision, to difficulty wearing contact lenses, DED impacts quality of life and can be permanently damaging if left untreated.

THE CURRENT STATE

One-time treatments & over-the-counter medications address the symptoms of DED, but don't tackle the underlying issue.

*Source

Over 44 million people in the U.S. and up to 3.5 billion globally struggle with chronic dry eye, a problem exacerbated by our screen-centric world (Source). While conventional therapies address symptoms like dryness and irritation, they often fail to tackle the root cause: an abnormal lipid layer in the tear film (Source). This layer, produced by Meibomian glands in the eyelids, protects the eyes and prevents tear evaporation. Dysfunction in these glands, known as Meibomian Gland Dysfunction (MGD), affects a staggering 86% of dry eye sufferers, leaving them with chronic discomfort and a dependence on ineffective, costly treatments (Source).


INTRODUCING
ELM™
PATENT PROTECTED
HOW ELM WORKS Highly Differentiated MOA
Heat
The gentle heating of the eyelids lowers meibum viscosity.
Vibration
Vibration-induced shear thinning of meibum liquifies and mobilizes.
Neuro-modulation
Neuro-modulation at the nasal bridge naturally induces lipid expression that's enhanced due to previous liquefaction.
CONFIRMED FTO CONFIRMED

**The ELM device pictured above is not yet available, pending U.S. FDA marketing clearance. The features contemplated in this graphic are anticipated.*

ELM's unique technology can combine gentle heat, targeted vibration, and neuromodulation to improve oil gland function and stabilize the tear film, offering lasting relief from chronic dry eye symptoms. With ELM, patients can gain control and independence, managing their condition effectively without repeated in-office procedures or costly, symptom-masking solutions like over-the-counter (OTC) eye drops and prescription medications. We believe ELM™ represents a paradigm shift in dry eye care, empowering millions to experience improved quality of life through a safe, effective, affordable, and convenient root-cause-focused approach.

The Market & Our Traction

Tapping Into the Dry Eye Market with ELM™

The Dry Eye Disease Market is projected to reach $5.497 billion by 2031, growing at a CAGR of 8.5% from 2024 to 2031 (Source). This presents an opportunity for Eyedetec Medical to help the more than 44 million people in the U.S. suffering from dry eye disease. Of these 44 million people, only about 1 million patients are being treated.



Chronic Dry Eye Disease (DED) affects more than
44 Million Americans
increasing by
8.5%
every year

**Source*

Eyedetec recently filed its 510K with the FDA. The company's intellectual property portfolio includes 1 utility patent with 4 published patents pending, and an additional 2 patent applications filed. In 2023, Eyedetec participated in The Winning Pitch Challenge and was selected to present at the Ophthalmology Innovation Summit (OIS) XIII in early December.

Based on compelling clinical data gathered from an IRB study of dry eye patients, we believe there is potential for ELM™ to significantly disrupt the dry eye market and offer millions a lasting solution to their chronic suffering. Several dry eye measures confirmed statistically significant improvements in dry eye signs and symptoms. In addition, subjects from the study rated the ELM a 9.7/10 in terms of finding the treatment comfortable, wanting it again, relaxing, and helpful.

EYEdetec **HIGHLIGHTS**

- Eyedetec was selected to present the ELM at the Ophthalmology Innovation Summit meeting in December 2023 in a Spotlight on Dry Eye Session
- Exclusive agreement with Zhaoke Ophthalmology a leading ophthalmic pharmaceutical company
- Participated in The Winning Pitch Challenge, and won 2nd place prize (but BEST in dry eye)
- Eyedetec has attracted a Scientific Advisory Board comprised of the top dry eye experts in the country

WHY INVEST

Join Eyedetec Medical

> It feels fantastic!

EYEdetec

> ...finally someone made something to help fill in the missing link...

> ...an in-home treatment can finally provide some relief at a reasonable cost for MGD sufferers!

*Subject comments from clinical study using ELM prototype, Spring 2022

**The above testimonials may not be representative of the opinions or of the experiences of other ELM™ therapy clinical trial patients and is not a guarantee of future performance or success.*

Eyedetec Medical is offering an opportunity to revolutionize the way dry eye disease is treated with the ELM™, our anticipated personalized, physician-prescribed at-home treatment tackling the root cause of dry eyes, not just the symptoms.

Join us and help patients receive affordable, effective, and convenient care from a company backed by a team with over 150 years of experience in the eye care medical and business field.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS

9000 Crow Canyon Road, Ste # S348
Danville, CA 94506-1175

WEBSITE

View Site

Eyedetec Medical seeks to bridge the gap in dry eye treatment with its anticipated product, ELM™, a treatment device clinically proven to help relieve chronic dry eye symptoms.

TEAM



Barry J Linder
President & CEO, Chairman of the Board, Director

Seasoned medical technology executive, ophthalmologist, and entrepreneur with over 30 years of extensive healthcare experience. Skilled in developing innovative, next generation solutions to address unmet needs in healthcare.



Daniel Durrie, MD

Scientific Advisory Board

Dr. Daniel Durrie, an esteemed refractive surgeon, has performed over 50,000 procedures and founded Durrie Vision in Overland Park, KS, and iOR Partners, focusing on innovative patient care solutions. With over 35 years in the field, he's significantly contributed to FDA approvals for laser vision technologies and is recognized among America's top surgeons. He also established Focus on Independence, providing free laser vision correction to those with disabilities, demonstrating his commitment to both medical advancement and community service.



David B Seibel, OD, FAA

Scientific Advisory Board

Dr. Seibel, a St. Louis native and University of Missouri - St. Louis School of Optometry graduate, began his optometry practice at Vision Care Consultants after earning his Doctor of Optometry in 1987. Achieving recognition as a Fellow of the American Academy of Optometry and holding leadership roles within the optometry community, Dr. Seibel has been honored with the National Young Optometrist of the Year Award by the American Optometric Association and named a Distinguished Alumni by the University of Missouri - St. Louis. His professional contributions extend to serving as an Adjunct Clinical Faculty member at Washington University School of Medicine and providing eyecare for local sports teams, exemplifying his commitment to both his field and community.



Vance Thompson, MD

Scientific Advisory Board

Vance Thompson, MD, is a board-certified ophthalmologist who specializes in refractive surgery including laser vision correction, implant vision correction and advanced cataract surgery. As the director of refractive surgery at Vance Thompson Vision, Dr. Thompson leads a collaborative team of medical professionals to surgically treat vision conditions with advanced technology and innovative techniques. A leading expert in refractive and cataract surgery, Dr. Thompson currently serves as a professor of ophthalmology in the Sanford School of Medicine at the University of South Dakota. He welcomes opportunities to share his knowledge of laser and implant vision correction with up-and-coming doctors, and he loves meeting and healing his patients.



Randall Fuerst, OD

Scientific Advisory Board

Dr. Fuerst, a dedicated Optometrist since 1983 from Pacific University College of Optometry, has expanded his family's practice by enhancing vision therapy, integrating sports vision, and engaging in contact lens research, with a particular focus on addressing Dry Eye due to its widespread impact. He recalls a rewarding experience where his vision therapy significantly helped a young patient achieve his potential, highlighting the profound effect of his work on patients' lives. Beyond his professional achievements, Dr. Fuerst enjoys bicycling, playing guitar, reading, writing, and spending time with his family, demonstrating a well-rounded life filled with personal and professional fulfillment.



John Hovanesian, MD

Scientific Advisory Board

Dr. John Hovanesian, distinguished for his expertise in cataract, corneal, and laser eye surgery, has been recognized by Newsweek among the top 35 eye surgeons in the US and by The Ophthalmologist as one of the world's 100 most influential people in eye care. A UCLA Stein Eye Institute faculty member and board-certified ophthalmologist, he has authored essential eye surgery textbooks, lectured globally, and contributed extensively to peer-reviewed journals and eye care trade publications. Beyond his professional achievements, Dr. Hovanesian is committed to humanitarian efforts, making numerous volunteer surgical trips and serving on the board of the Armenian Eye Care Project. Residing in Laguna Beach, he balances his professional dedication with family life, teaching Sunday school, and flying as a licensed private pilot.



Leslie O'Dell, OD

Scientific Advisory Board

Dr. O'Dell is renowned for her expertise in ocular disease management, focusing on glaucoma, dry eye, and diabetic eye disease, and actively contributes to the Tear Film and Ocular Surface Society (TFOS) initiatives, including the Dry Eye Workshop and the TFOS Lifestyle workshop, as a TFOS global Ambassador in the US. Her dedication to eye care innovation is further highlighted by her extensive publication record and her role as a sought-after speaker on topics such as glaucoma and dry eye advancements. Through her clinical practice, research, and education efforts, Dr. O'Dell exemplifies a commitment to advancing the field of optometry and improving patient care.



Paul Karpecki, OD
Scientific Advisory Board

Dr. Karpecki, with over 20 years of experience, stands at the forefront of managing dry eye clinics in the United States, contributing significantly as an educator and author with over 1000 lectures and papers on Dry Eye Disease. His expertise recognized early on led to his involvement with the National Eye Institute's Dry Eye Committee in 2002 and his appointment to the prestigious Delphi International Society at Wilmer-Johns Hopkins in 2003. Holding key positions such as the Chief Clinical Editor for Review of Optometry and Director of Clinical Content for the New Technology and Treatment Conferences, Dr. Karpecki's work focuses on enhancing dry eye care quality. His academic and clinical roles, coupled with his commitment to community service through Optometry Giving Sight, underline his dedication to advancing patient care and optometry education.



John Sheppard, MD
Scientific Advisory Board

Dr. John Sheppard, a Board Certified Ophthalmologist and corneal eye surgeon, serves as President of Virginia Eye Consultants, emphasizing high-quality eye care and leadership in ophthalmology. With a distinguished military background as a U.S. Navy officer, he later joined the Eastern Virginia Medical School faculty, contributing significantly to ophthalmology, microbiology, and molecular biology, and leading in clinical trials and research as the Research Director of the Ophthalmology Residency Program. Beyond his professional achievements, Dr. Sheppard is an acclaimed speaker with over 700 lectures globally, and actively contributes to the field through extensive publishing and advisory roles in the medical community. In his personal time, he enjoys family, music, and swimming, showcasing a well-rounded life dedicated to both his profession and passions.



Laura Periman, MD
Scientific Advisory Board

Laura Periman, MD, is a board-certified ophthalmologist and ocular surface disease expert with a deep-rooted passion for eye care, sparked by her early interests in molecular biology and immunopathophysiology. Her academic journey includes significant achievements during her time at the University of Washington, where she completed her medical degree with honors and her Ophthalmology Residency and Cornea/Refractive Fellowship. Dr. Periman combines her extensive research background, including nine peer-reviewed publications on Ocular Surface Disease, with innovative clinical practice as the Director of Dry Eye Services and Clinical Research in Seattle, WA. Known for her enthusiastic approach to bridging science with patient care, she is dedicated to advancing the understanding and treatment of Dry Eye Disease and enhancing patient quality of life through compassionate care.



Thomas Dunlap
Advisor



Shareef Mahdavi
Advisor



Ronald Dennis Linder
Director

A senior executive with extensive experience in the ophthalmic medical device sector, Thomas Dunlap has a strong track record of driving growth and commercialization success across both entrepreneurial ventures and multinational corporations. As the Principal and Founder of Dunlap Ophthalmology Consulting, they offer strategic guidance to early-stage companies and have held leadership roles in major firms like Mynosys Cellular Devices and HOYA Surgical Optics. Their governance experience includes serving as an Independent Board member and Advisory Board roles in various ophthalmology forums and organizations. With an MBA, Magna Cum Laude, from the University of Southern California, and a BA, Cum Laude, from Ashland University, their academic background complements their significant industry impact.

Dedicated to enhancing the patient experience within healthcare, my career has centered on assisting doctors and their teams in integrating new devices and procedures, focusing on the dual aspects of clinical needs and customer desires. This journey is encapsulated in my latest book, "BEYOND BEDSIDE MANNER," which advocates for a shift towards prioritizing patient experience in medical practices. Our firm aims to strengthen medical practices by emphasizing the importance of the patient experience, particularly in the growing market of elective services. This approach not only meets clinical needs but also aligns with consumer expectations, driving sustainable practice growth.

Ronald Linder earned a Bachelor of Science degree in Mechanical Engineering from Tri-State College, Angola, IN in 1963. He has worked at McDonald Aircraft Corp. as a Quality Engineer. Designed office furniture for HON Industries. Served 3 years in the U.S. Navy Civil Engineer Corps. After leaving active duty with the Navy, he continued working as a manufacturing engineer with General Foods and Motorola, as well as sales and marketing management positions with companies involved in the semiconductor equipment industry. In recent years Mr. Linder has launched several manufacturing and sales/marketing ventures. Mr. Linder is a proud member of the American Society of Mechanical Engineers and was recognized in 2008 by the society for his 30 years of service. In his spare time, Mr. Linder enjoys photography, road touring and boating.

Ronald Linder (engineering) works 5 hours per week on an average weekly basis for Eyedetec Medical.



LyeSum T Linder
Director & Assistant

LyeSum transitioned from a career in the Tourism and Hospitality industry and management roles in Singapore's top hotels to a meaningful stint with ORBIS International, the unique flying Eye Hospital, blending her love for travel with a commitment to serve those in need. During her four years with ORBIS, she served as Mission Manager, traveling globally and collaborating with governments, non-profits, and eye care professionals, deepening her passion for eyecare and awareness of treatable blinding conditions. Later, she founded an Ethnic Import wholesale business promoting artisans from West Africa and Southeast Asia, and currently holds a pivotal role at Eyedetec Medical, overseeing Administration, Operations, and Customer Service, while acting as a key liaison for international relations and logistics.

LyeSum Linder (administrative) works 10 hours per week on an average weekly basis for Eyedetec Medical.



James Lyle Dippo
Director

After graduating from college, Mr. Dippo has spent the last 28 years working in research and development both in the public and private sector. Project work at the National Renewable Energy Laboratory and then TDA Research included alternative fueled vehicles, catalysis, catalyst reactor design, data acquisition, laboratory design and construction, industrial and manufacturing line development, product prototyping, product manufacturing, intellectual property creation, patent prosecution, and project management. Mr. Dippo's present senior Project Management position includes interfacing with the funders, customers, and partners, negotiating agreements and contracts, educational outreach to the community, presenting at conferences, and managing project timelines and projected work.

James works 10 hours per week on an average weekly basis for Eyedetec Medical.



Anselm Leung
Director

40+ years in financial services. Executive positions held in investment banking and venture capital, at organizations including: Merrill Lynch, Shearson Lehman, Salomon Brothers, Montgomery Securities, and BioAsia Investments LLC

Anselm works 10 hours per week on an average weekly basis for Eyedetec Medical.

TERMS

Eyedetec Medical

Overview

PRICE PER SHARE
$3.88

VALUATION
$15.2M

DEADLINE ⓘ
May. 1, 2024 at 6:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$496.64

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,996.24

ASSET TYPE

SHARES OFFERED
Series Seed Preferred Stock

MIN NUMBER OF SHARES OFFERED
3,865

MAX NUMBER OF SHARES OFFERED
318,298

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed Preferred stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series Seed Preferred stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are an investor or advisor in Eyedetec Medical, you are eligible for additional 5% bonus shares.

Combo/Avid Investor Perk

Early Bronze — Invest $500+ (minimum investment) within the first two weeks and receive 3% bonus shares

Early Silver — Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Gold — Invest $2,500+ within the first two weeks and receive 7% bonus shares

Early Platinum — Invest $5,000+ within the first two weeks and receive 9% bonus shares

Early Diamond — Invest $10,000+ within the first two weeks and receive 12% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive + 2% bonus shares

Tier 2 Perk — Invest $5,000+ and receive + 3% bonus shares

Tier 3 Perk — Invest $10,000+ and receive + 5% bonus shares + 30-min Zoom call with the founder & CEO - 10% product discount on all orders over the next 6 months**

Tier 4 Perk — Invest $25,000+ and receive + 10% bonus shares + 30-min Zoom call with the founder & CEO - 10% product discount on all orders over the next 6 months**

Tier 5 Perk — Invest $50,000+ and receive + 15% bonus shares + 1-hour Zoom call with the founder & CEO - 10% product discount on all orders over the next 6 months**

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***Only for ophthalmologists and optometrists*

The 10% StartEngine Owners' Bonus

Eyedetec Medical, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred stock at $3.88 / share, you will receive 110 shares of Series Seed Preferred stock, meaning you'll own 110 shares for $388. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative.

ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Eyedetec Medical.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

My name is Barry Linder. I'm the president and CEO of Eyedetec Medical and an ophthalmologist and engineer by training. And I'm very excited about this product, which we have developed, and it Is called the Eyelipid Mobilizer, or Elm. This is for meibomian gland dysfunction treatment. There are a number of unique aspects that I'm going to review.

First is this device, by design, is intended to be used first in the doctor's office, personalized to a patient's facial anatomy, and then brought home by the patient to be used on an ongoing basis to manage their disease by prescription from the doctor. The mechanisms by which this work are unique in that we have really three integrated mechanisms. And if I take this shield off, you can see a little more closely. We have two eye pads, and each of these eye pads conforms very completely to the surface of the eye, a three-dimensional topography. This is critical because the meibomian glands are evenly distributed on the upper and lower lids, 25 to 40 or so glands per lid, and we need to treat all of them.

So this is eyelids closed. The device is customized to the face. The eye pads move. The shield is then placed back on with the shield back in place. This makes it a very approachable, consumer-friendly appearance, but it also serves a purpose of controlling the thermal environment.

So if it's in a room with air conditioner or fans, we maintain a good control. So there are three integrated mechanisms of action. Number one, we heat to lower viscosity the mybum. Number two, we use vibration that is tuned specifically to induce shear thinning of the mybum, resulting in liquefaction. And number three, we translate the vibration to the bridge of the nose, where there's a branch of the fifth cranial nerve that induces some neuromodulation to get an active expression from all of the meibomian glands of the previously liquefied mybone.

In the treatment of evaporative dry eye, there are a number of strategies, and they typically start with drops. And the drops can be over the counter, they can be prescription steroids, and so on. The issue is, number one, it's a chronic disease. And number two, evaporative dry eye isn't the lack of aqueous tears. So artificial tears are not truly treating the root cause.

They're also expensive, especially prescription drops. Alternatively, there are a number of treatments that are delivered in the doctor's office that are relatively invasive. And some of these involve putting something like a very large contact lens on the surface of the eye, pulling an eyelid over it and kind of squeezing the lids. Alternatively, there's mechanical devices that go on the inside and outside of the lid, and you can heat and squeeze. So it's all very mechanical.

Trying to squeeze out the mybum comfort is a question. It's a chronic disease. You can't do a one-and-done treatment and expect that to be permanently effective, or you can break the bank with ongoing drops. So the approach that we've taken is one that recognizes the importance of an initial treatment in the office and then the ability to take that device home, the elm, and use on an ongoing chronic basis because it is a chronic disease. And to do that with a device that's effective, affordable, and therefore also convenient is the elm.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "EYEDETEC MEDICAL, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF FEBRUARY, A.D. 2024, AT 4:28 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4866575 8100
SR# 20240506659

Authentication: 202813295
Date: 02-14-24

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:28 PM 02/14/2024
FILED 04:28 PM 02/14/2024
SR 20240506659 - File Number 4866575

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF EYEDETEC MEDICAL, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Eyedetec Medical, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Eyedetec Medical, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on August 31, 2010 under the name Eyedetec Medical, Inc.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Eyedetec Medical, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The registered agent in charge thereof is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 7,300,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 2,025,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

Effective immediately after the filing of this Second Amended and Restated Certificate of Incorporation, each outstanding share of Common Stock of the corporation shall be converted into two (2) shares of stock.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common

Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except to the extent required by applicable law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

2,025,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" or the "**Series Seed Preferred**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series Seed Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean with respect to the Series Seed Preferred Stock, $3.88 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors, including the approval of the Preferred Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred, voting together as a single class and on an as converted to Common Stock basis, shall be entitled to elect one director of the Corporation (the "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation; *provided, however*, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 301,475 shares of Series Seed Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 301,475 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, conversion or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger, consolidation or conversion of entity type or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.3.3 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the Preferred Director;

3.3.4 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.5 enter into or be a party to any transaction with any stockholder, director, officer, employee or consultant of the Corporation or any "affiliate" or "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person other than (i) transactions approved by the Board, including a disinterested Preferred Director, (ii) ordinary course service provider arrangements with employees, consultants and advisors, including ordinary course compensation, equity or other incentive arrangements with, or expense reimbursements to, directors, employees, consultants and advisors, (iii) repurchases of stock in connection with the cessation of employment or service to the Corporation at no greater than the original purchase price thereof and (iv) an agreement or transaction in the ordinary course of business which involves cash payments to or from the Corporation of no greater than $75,000 over any one-year period and, together with all other such transactions under this clause (iv), $250,000 in the aggregate in any one-year period, provided that such agreement or transaction does involve any Key Holder (as defined in that certain Voting Agreement, dated as of the Original Issue Date, among the Corporation and certain stockholders named therein) or the "affiliate" or "associate" of any Key Holder; or

3.3.6 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Series Seed Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed Preferred Stock. Each such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action regardless of the provisions of Section 3.3 above) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of the Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors, including the approval of the Preferred Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, original equipment manufacturing, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Preferred Director.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" shall mean the date on which the first share of Preferred Stock was issued.

4.4.2 No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common

Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable

Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the

Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the approval of the Preferred Director, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redemption**. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7. **Redeemed or Otherwise Acquired Shares**. Unless otherwise consented to by the Requisite Holders and the Board of Directors, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. **Waiver**. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders, and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

9. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Second Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[**Signature Page Follows**]

This Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on February 14, 2024.

By: DocuSigned by: Barry Linder
110CE7A2807841B...
Barry J. Linder, MD, MS
Chief Executive Officer

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]



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Chronic Dry Eye Therapy Reimagined

Eyedetec Medical seeks to bridge the gap in dry eye treatment with its anticipated product, ELM™, a treatment device clinically proven to help relieve chronic dry eye symptoms.

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- ELM™ is a personalized, physician-prescribed therapy device, offer a long-term solution!
- Eyedetec is addressing the Dry Eye Disease Market, expected to reach $5.497B by 2031. Dry eye affects 44M+ Americans & ELM™ offers a convenient, effective, & affordable solution for a market with a huge unmet need.*
- Led by Barry J. Linder, MD, MS & backed by an experienced management team and advisory board of renowned experts with over 150+ years of experience in the medical field, based on clinical studies, Eyedetec can deliver innovation you can trust.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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Eyedetec Medical seeks to bridge the gap in dry eye treatment with its anticipated product, ELM™, a treatment device clinically proven to help relieve chronic dry eye symptoms.

TEAM



Barry J Linder
President & CEO, Chairman of the Board, Director

Seasoned medical technology executive, ophthalmologist, and entrepreneur with over 30 years of extensive healthcare experience. Skilled in developing innovative, next generation solutions to address unmet needs in healthcare.



Daniel Durrie, MD
Scientific Advisory Board

Dr. Daniel Durrie, an esteemed refractive surgeon, has performed over 50,000 procedures and founded Durrie Vision in Overland Park, KS, and iOR Partners, focusing on innovative patient care solutions. With over 35 years in the field, he's significantly contributed to FDA approvals for laser vision technologies and is recognized among America's top surgeons. He also established Focus on Independence, providing free laser vision correction to those with disabilities, demonstrating his commitment to both medical advancement and community service.



David B Seibel, OD, FAA
Scientific Advisory Board

Dr. Seibel, a St. Louis native and University of Missouri - St. Louis School of Optometry graduate, began his optometry practice at Vision Care Consultants after earning his Doctor of Optometry in 1987. Achieving recognition as a Fellow of the American Academy of Optometry and holding leadership roles within the optometry community, Dr. Seibel has been honored with the National Young Optometrist of the Year Award by the American Optometric Association and named a Distinguished Alumni by the University of Missouri - St. Louis. His professional contributions extend to serving as an Adjunct Clinical Faculty member at Washington University School of Medicine and providing eyecare for local sports teams, exemplifying his commitment to both his field and community.



Vance Thompson, MD
Scientific Advisory Board

Vance Thompson, MD, is a board-certified ophthalmologist who specializes in refractive surgery including laser vision correction, implant vision correction and advanced cataract surgery. As the director of refractive surgery at Vance Thompson Vision, Dr. Thompson leads a collaborative team of medical professionals to surgically treat vision conditions with advanced technology and innovative techniques. A leading expert in refractive and cataract surgery, Dr. Thompson currently serves as a professor of ophthalmology in the Sanford School of Medicine at the University of South Dakota. He welcomes opportunities to share his knowledge of laser and implant vision correction with up-and-coming doctors, and he loves meeting and healing his patients.



Randall Fuerst, OD
Scientific Advisory Board

Dr. Fuerst, a dedicated Optometrist since 1983 from Pacific University College of Optometry, has expanded his family's practice by enhancing vision therapy, integrating sports vision, and engaging in contact lens research, with a particular focus on addressing Dry Eye due to its widespread impact. He recalls a rewarding experience where his vision therapy significantly helped a young patient achieve his potential, highlighting the profound effect of his work on patients' lives. Beyond his professional achievements, Dr. Fuerst enjoys bicycling, playing guitar, reading, writing, and spending time with his family, demonstrating a well-rounded life filled with personal and professional fulfillment.



John Hovanesian, MD
Scientific Advisory Board

Dr. John Hovanesian, distinguished for his expertise in cataract, corneal, and laser eye surgery, has been recognized by Newsweek among the top 35 eye surgeons in the US and by The Ophthalmologist as one of the world's 100 most influential people in eye care. A UCLA Stein Eye Institute faculty member and board-certified ophthalmologist, he has authored essential eye surgery textbooks, lectured globally, and contributed extensively to peer-reviewed journals and eye care trade publications. Beyond his professional achievements, Dr. Hovanesian is committed to humanitarian efforts, making numerous volunteer surgical trips and serving on the board of the Armenian Eye Care Project. Residing in Laguna Beach, he balances his professional dedication with family life, teaching Sunday school, and flying as a licensed private pilot.



Leslie O'Dell, OD
Scientific Advisory Board

Dr. O'Dell is renowned for her expertise in ocular disease management, focusing on glaucoma, dry eye, and diabetic eye disease, and actively contributes to the Tear Film and Ocular Surface Society (TFOS) initiatives, including the Dry Eye Workshop and the TFOS Lifestyle workshop, as a TFOS global Ambassador in the US. Her dedication to eye care innovation is further highlighted by her extensive publication record and her role as a sought-after speaker on topics such as glaucoma and dry eye advancements. Through her clinical practice, research, and education efforts, Dr. O'Dell exemplifies a commitment to advancing the field of optometry and improving patient care.



Paul Karpecki, OD
Scientific Advisory Board

Dr. Karpecki, with over 20 years of experience, stands at the forefront of managing dry eye clinics in the United States, contributing significantly as an educator and author with over 1000 lectures and papers on Dry Eye Disease. His expertise recognized early on led to his involvement with the National Eye Institute's Dry Eye Committee in 2002 and his appointment to the prestigious Delphi International Society at Wilmer-Johns Hopkins in 2003. Holding key positions such as the Chief Clinical Editor for Review of Optometry and Director of Clinical Content for the New Technology and Treatment Conferences, Dr. Karpecki's work focuses on enhancing dry eye care quality. His academic and clinical roles, coupled with his commitment to community service through Optometry Giving Sight, underline his



John Sheppard, MD
Scientific Advisory Board

Dr. John Sheppard, a Board Certified Ophthalmologist and corneal eye surgeon, serves as President of Virginia Eye Consultants, emphasizing high-quality eye care and leadership in ophthalmology. With a distinguished military background as a U.S. Navy officer, he later joined the Eastern Virginia Medical School faculty, contributing significantly to ophthalmology, microbiology, and molecular biology, and leading in clinical trials and research as the Research Director of the Ophthalmology Residency Program. Beyond his professional achievements, Dr. Sheppard is an acclaimed speaker with over 700 lectures globally, and actively contributes to the field through extensive publishing and advisory roles in the medical community. In his personal time, he enjoys family, music,



Laura Periman, MD
Scientific Advisory Board

Laura Periman, MD, is a board-certified ophthalmologist and ocular surface disease expert with a deep-rooted passion for eye care, sparked by her early interests in molecular biology and immunopathophysiology. Her academic journey includes significant achievements during her time at the University of Washington, where she completed her medical degree with honors and her Ophthalmology Residency and Cornea/Refractive Fellowship. Dr. Periman combines her extensive research background, including nine peer-reviewed publications on Ocular Surface Disease, with innovative clinical practice as the Director of Dry Eye Services and Clinical Research in Seattle, WA. Known for her enthusiastic approach to bridging science with patient care, she is dedicated to dedication to advancing patient care and optometry education.

and swimming, showcasing a well-rounded life dedicated to both his profession and passions.

advancing the understanding and treatment of Dry Eye Disease and enhancing patient quality of life through compassionate care.



Thomas Dunlap
Advisor

A senior executive with extensive experience in the ophthalmic medical device sector, Thomas Dunlap has a strong track record of driving growth and commercialization success across both entrepreneurial ventures and multinational corporations. As the Principal and Founder of Dunlap Ophthalmology Consulting, they offer strategic guidance to early-stage companies and have held leadership roles in major firms like Mynosys Cellular Devices and HOYA Surgical Optics. Their governance experience includes serving as an Independent Board member and Advisory Board roles in various ophthalmology forums and organizations. With an MBA, Magna Cum Laude, from the University of Southern California, and a BA, Cum Laude, from Ashland University, their academic background complements their significant industry impact.



Shareef Mahdavi
Advisor

Dedicated to enhancing the patient experience within healthcare, my career has centered on assisting doctors and their teams in integrating new devices and procedures, focusing on the dual aspects of clinical needs and customer desires. This journey is encapsulated in my latest book, "BEYOND BEDSIDE MANNER," which advocates for a shift towards prioritizing patient experience in medical practices. Our firm aims to strengthen medical practices by emphasizing the importance of the patient experience, particularly in the growing market of elective services. This approach not only meets clinical needs but also aligns with consumer expectations, driving sustainable practice growth.



Ronald Dennis Linder
Director

Ronald Linder earned a Bachelor of Science degree in Mechanical Engineering from Tri-State College, Angola, IN in 1963. He has worked at McDonald Aircraft Corp. as a Quality Engineer. Designed office furniture for HON Industries. Served 3 years in the U.S. Navy Civil Engineer Corps. After leaving active duty with the Navy, he continued working as a manufacturing engineer with General Foods and Motorola, as well as sales and marketing management positions with companies involved in the semiconductor equipment industry. In recent years Mr. Linder has launched several manufacturing and sales/marketing ventures. Mr. Linder is a proud member of the American Society of Mechanical Engineers and was recognized in 2008 by the society for his 30 years of service. In his spare time, Mr. Linder enjoys photography, road touring and boating.

Ronald Linder (engineering) works 5 hours per week on an average weekly basis for Eyedetec Medical.



LyeSum T Linder
Director

LyeSum transitioned from a career in the Tourism and Hospitality industry and management roles in Singapore's top hotels to a meaningful stint with ORBIS International, the unique flying Eye Hospital, blending her love for travel with a commitment to serve those in need. During her four years with ORBIS, she served as Mission Manager, traveling globally and collaborating with governments, non-profits, and eye care professionals, deepening her passion for eyecare and awareness of treatable blinding conditions. Later, she founded an Ethnic Import wholesale business promoting artisans from West Africa and Southeast Asia, and currently holds a pivotal role at Eyedetec Medical, overseeing Administration, Operations, and Customer Service, while acting as a key liaison for international relations and logistics.

LyeSum Linder (administrative) works 10 hours per week on an average weekly basis for Eyedetec Medical.



James Lyle Dippo
Director

After graduating from college, Mr. Dippo has spent the last 28 years working in research and development both in the public and private sector. Project work at the National Renewable Energy Laboratory and then TDA Research included alternative fueled vehicles, catalysis, catalyst reactor design, data acquisition, laboratory design and construction, industrial and manufacturing line development, product prototyping, product manufacturing, intellectual property creation, patent prosecution, and project management. Mr. Dippo's present senior Project Management position includes interfacing with the funders, customers, and partners, negotiating agreements and contracts, educational outreach to the community, presenting at conferences, and managing project timelines and projected work.

James works 10 hours per week on an average weekly basis for Eyedetec Medical.



Anselm Leung
Director

40+ years in financial services. Executive positions held in investment banking and venture capital, at organizations including: Merrill Lynch, Shearson Lehman, Salomon Brothers, Montgomery Securities, and BioAsia Investments LLC

Anselm works 10 hours per week on an average weekly basis for Eyedetec Medical.

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